UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,111,262(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,106,042(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,111,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed an indirect beneficial owner.

(2) Percentage ownership is based on an aggregate number of 95,428,307 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,111,262(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,106,042(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,111,262(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed an indirect beneficial owner.

(2) Percentage ownership is based on an aggregate number of 95,428,307 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,111,262(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,106,042(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,111,262(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount consists of common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner.

(2) Percentage ownership is based on an aggregate number of 95,428,307 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,111,262

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,106,042

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,111,262

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of 95,428,307 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re”), an exempted company incorporated under the laws of Bermuda;

(ii)	BAM Re Partners Trust (the “BAM Re Partnership”), a trust formed under the laws of Bermuda;

(iii)	BAM Re Holdings Ltd. (“BRHL”), an exempted company incorporated under the laws of Bermuda and a direct wholly-owned subsidiary of BAM Re; and

(iv)	North End Re (Cayman) SPC (“NER SPC”), a segregated portfolio company organized under the laws of the Cayman Islands and a direct wholly-owned subsidiary of BRHL.

The trustee of the BAM Re Partnership is BAM Re Trustee Ltd., an exempted company incorporated under the laws of Bermuda (“BAM Re Partners”).  The BAM Re Partnership beneficially owns 24,000 Class B limited voting shares of BAM Re (the “BAM Re Class B Shares”), representing 100% of such shares. The BAM Re Class B Shares entitle the holders thereof to appoint one half of the board of directors of BAM Re.

BAM Re Partners, as trustee of the BAM Re Partnership, which is the sole owner of BAM Re Class B Shares, has the ability to appoint one half of the board of directors of BAM Re and, as such, may be deemed to indirectly control the decisions of BAM Re regarding the vote and disposition of the Common Stock held by BAM Re; therefore BAM Re Partners may be deemed to have indirect beneficial ownership of the Common Stock held by BAM Re. Pursuant to Rule 13d-4 of the Exchange Act, BAM Re Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Re Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) under the Act.  The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is filed as Exhibit 99.1 hereto.

(b)-(c), (f)

The principal business of BAM Re is reinsurance. The principal business address of BAM Re is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

BAM Re Partners is the trustee of the BAM Re Partnership, and the principal business address of BAM Re Partners and the BAM Re Partnership is Park Place, 3rd Floor, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The principal business of BRHL is to act as a holding company. The principal business address of BRHL is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

The principal business of NER SPC is reinsurance.  The principal business address of NER SPC is 18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, KY-1102, Cayman Islands.

Information regarding each director and executive officer (the “Scheduled Persons”) of the Reporting Persons (or the trustee of a Reporting Person) is set forth on Schedules I – IV attached hereto.

(d)-(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

On June 18, 2021, Burgundy Acquisitions I Ltd. (“Burgundy Acquisitions”) sold its 9,108,142 shares of Common Stock to NER SPC at a price of $32 per share, for aggregate consideration of $291,460,544 with NER SPC funding the purchase using operating capital.  At the time of such sale and transfer and at all times prior to consummation of the Reorganization Transaction described in Item 4 below, NER SPC was an indirect subsidiary of Brookfield Asset Management Inc. (“BAM”).

Item 4.	Purpose of Transaction:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes as part of a strategic partnership between BAM and the Issuer in accordance with the Investment Agreement described in Item 6 of this Schedule 13D.  Through this strategic partnership, BAM agreed to both become an investor in the Issuer and establish a reinsurance counterparty relationship with an insurance company subsidiary of the Issuer.  In connection with the strategic partnership, BAM agreed to make an equity investment in the Issuer’s Common Stock in two separate tranches and agreed with the Issuer on the key terms of a Reinsurance Transaction (as defined in Item 6 of this Schedule 13D).  The Common Stock acquired by Burgundy Acquisitions at the Initial Closing described in Item 3 of this Schedule 13D reflected (i) the 9,106,042 shares of Common Stock acquired at the closing of the first tranche of BAM’s equity investment (the “Initial AEL Equity Investment”) and (ii) an additional 2,100 shares of restricted Common Stock granted to NER SPC on November 30, 2020 in connection with a compensation arrangement for the member of the Board designated by BAM. Subsequently on June 25, 2021, an additional 3,120 shares of restricted Common Stock were issued to NER SPC under the same compensation arrangement for the member of the Board designated by BAM.

On November 12, 2020, BAM announced that it would establish BAM Re as a publicly-traded company to own and operate its reinsurance business through the consummation of a reorganization transaction (the “Reorganization Transaction”).  In anticipation of such Reorganization Transaction, pursuant to the Assignment Agreement described in Item 6 of this Schedule 13D, Burgundy Acquisitions sold and transferred the Initial AEL Equity Investment to NER SPC and assigned all of  Burgundy Acquisitions’ rights and obligations under the Investment Agreement to NER SPC.

On June 28, 2021, BAM completed the previously announced Reorganization Transaction pursuant to which, among other things, a special dividend of one BAM Re Class A Share was distributed to holders of Class A limited voting shares of BAM (the “BAM Class A Shares”) for every BAM Class A Share held as of June 18, 2021.  Substantially simultaneously with consummation of the Reorganization Transaction and as contemplated by the Assignment Agreement described in Item 6 of this Schedule 13D, BAM assigned all of its rights and obligations under the Investment Agreement to BAM Re, including BAM’s right to acquire the second tranche of Common Stock, as described in Item 6 of this Schedule 13D, subject to BAM remaining bound by certain obligations under the Investment Agreement as described in Item 6 of this Schedule 13D. After consummation of the Reorganization Transaction, BAM Re and NER SPC ceased to be subsidiaries of BAM.

Subject to the agreements described in Item 6 of this Schedule 13D, and upon closing of the second tranche of Common Stock, BAM Re may beneficially own up to 19.9%, but not less than 15.0%, of the issued and outstanding shares of Common Stock of the Issuer at such time.  Pursuant to the Reinsurance Transaction, a reinsurer subsidiary of BAM Re will reinsure certain annuity liabilities of an insurance company subsidiary of the Issuer, anticipated to be comprised of both existing liabilities and a portion of future liabilities, up to an expected aggregate of approximately $10.0 billion of liabilities of an insurance company subsidiary of the Issuer.

The Reporting Persons intend to review on a continuing basis their investments in the Issuer.  Subject to compliance with the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Persons’ respective partners or beneficiaries, as applicable) from time to time and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors.

Subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons may, to the extent they deem advisable, participate and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Common Stock owned by such Reporting Persons and the right to nominate one director to the Board in accordance with the terms of the Investment Agreement.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, subject to compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer:

(a)-(b)
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons to which this Schedule 13D relates is 9,111,262 shares, constituting approximately 9.5% of the Issuer’s outstanding Common Stock.  The percentage of Common Stock of the Issuer is based on an aggregate number of 95,428,307 shares of Common Stock of the Issuer outstanding as of May 6, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2021.

(i)	BAM Re

(A)	As of June 28, 2021, BAM Re may be deemed to be the beneficial owner of 9,111,262 shares of Common Stock, constituting approximately 9.5% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  9,111,262 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(ii)	The BAM Re Partnership

(A)	As of June 28, 2021, the BAM Re Partnership may be deemed to be the beneficial owner of 9,111,262 shares of Common Stock, constituting approximately 9.5% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  9,111,262 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(iii)	BRHL

(A)	As of June 28, 2021, BRHL may be deemed to be the beneficial owner of 9,111,262 shares of Common Stock, constituting approximately 9.5% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  9,111,262 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(iv)	NER SPC

(A)	As of June 28, 2021, NER SPC may be deemed to be the beneficial owner of 9,111,262 shares of Common Stock, constituting approximately 9.5% of the Issuer’s outstanding Common Stock.

(B)	Sole voting power to vote or direct vote: 0 shares
Shared voting power to vote or direct vote:  9,111,262 shares
Sole power to dispose or direct the disposition:  0 shares
Shared power to dispose or direct the disposition:  9,106,042 shares

(c)
Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in shares of Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Investment Agreement and Assignment Agreement

On October 17, 2020, BAM and Burgundy Acquisitions entered into an Investment Agreement (the “Investment Agreement”) with the Issuer, as amended on June 10, 2021, relating to the issuance and sale by the Issuer to Burgundy Acquisitions of shares of Common Stock in two separate tranches, with each tranche subject to certain specified conditions.  On November 30, 2020, the closing of the first tranche occurred (the “Initial Closing”), with Burgundy Acquisitions purchasing 9,106,042 shares of Common Stock from the Issuer at a price of $37.00 per share, and aggregate consideration of $336,923,554.

On February 28, 2021, BAM, Burgundy Acquisitions, BAM Re and NER SPC entered into the Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing (the “Assignment Agreement”). Pursuant to the Assignment Agreement, (a) Burgundy Acquisitions assigned its rights and obligations under the Investment Agreement to NER SPC, (b) BAM assigned its rights and obligations under the Investment Agreement to BAM Re, (c) the Issuer agreed to (i) the transfer by Burgundy Acquisition of the Initial AEL Equity Investment to NER SPC and (ii) the assignment of BAM’s and Burgundy Acquisitions’ rights and obligations under the Investment Agreement to BAM Re and NER SPC, respectively, including BAM’s right to acquire the second tranche of Common Stock of the Issuer as described below, (d) BAM will remain bound by certain obligations under the Investment Agreement, including with respect to the ownership limitations, standstill obligations and transfer and voting restrictions contained therein and described below, and (e) to the extent that BAM Re and NER SPC do not satisfy their obligations to purchase the second tranche of Common Stock of the Issuer or enter into reinsurance arrangements as described below, in each case, as set forth in the Investment Agreement, BAM will be obligated (or cause to be obligated) to consummate such transactions.

The conditions to the closing of the second tranche (the “Subsequent Closing”) include the receipt of regulatory approvals and the entry into one or more reinsurance agreements consummating the Reinsurance Transaction.  Upon satisfaction or waiver of such conditions, at the Subsequent Closing, the Issuer agreed to sell to NER SPC an additional number of shares of Common Stock representing up to 19.9% (including shares of Common Stock issued at the Initial Closing and the Subsequent Closing), but no less than 15.0% (including shares of Common Stock issued at the Initial Closing and the Subsequent Closing), of the issued and outstanding shares of Common Stock at such time, at a price per share equal to the greater of $37.00 and the Issuer’s most recently announced adjusted book value per share of Common Stock.  The purchase price payable at the Subsequent Closing is subject to adjustment upon the occurrence of certain dilutive events set forth in the Investment Agreement.

The Investment Agreement, as supplemented by the Assignment Agreement, provides, among other things, for the following:

●
BAM Re is entitled to appoint an individual to the Board until and unless it beneficially owns less than 9.0% of the issued and outstanding shares of Common Stock (excluding any reduction in BAM Re’s ownership stake resulting from share repurchases or new issuances of Common Stock by the Issuer).

●
Prior to the Subsequent Closing, the Issuer is prohibited from repurchasing any shares of Common Stock if such repurchase would result in the amount of Common Stock issued at the Initial Closing exceeding 9.9% of the issued and outstanding shares of Common Stock.

●
After the Subsequent Closing, BAM Re and NER SPC are required to cooperate with the Issuer to dispose of shares of Common Stock as necessary to ensure that BAM Re’s aggregate beneficial ownership does not exceed 19.9% of the issued and outstanding shares of Common Stock.

●
For a period of two years from the relevant closing date, BAM Re and NER SPC have agreed not to transfer any of the shares of Common Stock acquired at the Initial Closing or the Subsequent Closing, subject to certain limited exceptions and termination events.

●
Until the date that is five years following the date of the Initial Closing, BAM Re and certain of its  affiliates are subject to customary standstill obligations that restrict them from, among other things, purchasing additional shares of Common Stock, selling shares of Common Stock to activists or competitors of the Issuer, and taking or supporting certain shareholder actions, subject to certain limited exceptions.  For 40 trading days following any issuance of shares of Common Stock by the Issuer (other than equity compensation) or the conversion or exchange of any convertible or exchangeable securities of the Issuer into Common Stock, NER SPC will have an exception from the standstill to purchase shares of Common Stock in the open market to maintain its percentage ownership of the Issuer immediately prior to such issuance.  The standstill obligations are subject to certain termination events set forth in the Investment Agreement.

●
For as long as the standstill obligations are in effect, BAM Re and NER SPC have agreed to vote the shares of Common Stock beneficially owned by them that are in excess of 9.9% of the issued and outstanding Common Stock in the same proportion as the unaffiliated shareholders of the Issuer vote with respect to any proposal, nomination or solicitation of consents, subject to certain termination events set forth in the Investment Agreement.

●
On or before the earlier of (i) the two-year anniversary of the Initial Closing and (ii) 30 days following the termination of the standstill obligations, the Issuer will file a registration statement registering the resale of the shares of Common Stock owned by the Reporting Persons.

The Investment Agreement will terminate if the Subsequent Closing has not occurred on or prior to August 31, 2021, subject to extension to November 30, 2021 if certain regulatory approvals are not satisfied.  The standstill provisions and the Board seat designation provision of the Investment Agreement will survive such termination.

In connection with the Initial Closing and pursuant to the terms of the Investment Agreement, BAM designated Sachin Shah, Managing Partner, Chief Investment Officer of BAM, to serve on the Board. On November 30, 2020, the Board increased the size of the Board from thirteen to fourteen directors and appointed Mr. Shah to serve as a Class III director to fill such vacancy.

The foregoing summary of the Investment Agreement, the Assignment Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Investment Agreement and the Assignment Agreement set forth in Exhibits 99.2, 99.3 and 99.4 hereto, respectively, and incorporated in this Item 6 by reference.

Reinsurance Transaction

On October 17, 2020, BAM and the Issuer reached agreement on the key terms of an arms’ length reinsurance transaction (the “Reinsurance Transaction”).  The reinsurance transaction would involve a cession of approximately $5.0 billion of in-force liabilities from the Issuer to a reinsurer affiliate of BAM, and a further cession anticipated to cover at least an additional $5.0 billion of future originations of the Issuer over a five-year period. On June 7, 2021, American Equity Investment Life Insurance Company, a subsidiary of the Issuer, submitted a binding reinsurance agreement with NER SPC for Iowa Insurance Division regulatory approval.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2020)

Exhibit 99.3
Assignment Agreement, Consent and Waiver in Anticipation of Regulatory Form A Filing (incorporated by reference to Exhibit 10.37 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2021)

Exhibit 99.4	Amendment to Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 10, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2021

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BAM RE TRUSTEE LTD.,
for and on behalf of
BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director and President

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director and Chief Executive Officer

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
James Bodi, Vice President	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Thomas Corbett, Interim Chief Financial Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Director of Brookfield Asset Management Inc.	Canada
William Cox, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	United Kingdom
Gregory McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Anna Knapman-Scott, Secretary	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom
Anne Schaumburg, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Business Executive; Director	United States
Sachin Shah, Chief Executive Officer, Director and Chairman of the Board	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield Asset Management Inc.	Canada
Mabel Wong, Chief Financial Officer	Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	Chief Financial Officer of Brookfield Asset Management Reinsurance Partners Ltd.	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE II

BAM RE TRUSTEE LTD., AS TRUSTEE FOR BAM RE PARTNERS TRUST

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anuj Ranjan, Director and Vice President	Unit 02 Level 16 ICD Brookfield Place Dubai International Financial Centre Dubai, Dubai, 507234 United Arab Emirates	Managing Partner of Brookfield Asset Management Inc.	Canada
Brian Kingston, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice Chair of Brookfield Asset Management Inc.	Canada
Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA	Managing Partner and Chief Executive Officer of Brookfield Asset Management Inc.	Canada
Kathy Sarpash, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield Asset Management Inc.	Canada
Walkers Corporate (Bermuda) Limited, Corporate Secretary	Park Place, 3rd Floor, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda	-	-

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE III

BAM RE HOLDINGS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
James Bodi, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Anna Knapman-Scott, Secretary	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Vice President, Legal and Compliance of North End Re Ltd.	United Kingdom

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.

SCHEDULE IV

NORTH END RE (CAYMAN) SPC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory McConnie, Director and Chief Executive Officer	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and Chief Executive Officer of North End Re Ltd. and North End Re (Cayman) SPC	Barbados
James Bodi, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canada
Jane Fleming, Director and Chairperson	622 South Church Street, 4C Caribbean Courts, George Town, Grand Cayman, Cayman Islands KY1-1204	Director	United Kingdom
Gregory Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda	Director	Canada
Fearghal O’Riordan, Chief Financial Officer	2030 Kings Court, Britannia, Grand Cayman, Cayman Islands KY1-9006	Chief Financial Officer of North End Re (Cayman) SPC	Ireland
Aon Insurance Managers (Cayman) Ltd., Corporate Secretary	P.O. Box 69, 18 Forum Lane, 2nd Floor, Camana Bay, Grand Cayman, Cayman Islands KY1-1102	-	-

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.